

Mail Stop 4720

March 24, 2010

Michael Draper
Chief Financial Officer
The Burlington Capital Group
1004 Farnam Street, Suite 400
Omaha, Nebraska 68102

   RE: America First Tax Exempt Investors, L.P.
      Form 10-K for Fiscal Year Ended December 31, 2008
      Filed March 4, 2009
      Form 10-Q for the Quarterly Period Ended September 30, 2009
      Filed November 6, 2009
      File No. 000-24843

Dear Mr. Draper,

   We have reviewed your response dated March 12, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

September 30, 2009 Form 10-Q

4. Investments in Tax-Exempt Bonds, page 11

1.   We note your response to comments 1 and 2 included in your March 12, 2010 response letter. It appears that FSP 115-2 provides the appropriate guidance to determine whether your investment in tax-exempt mortgage revenue bonds secured by Woodland Park, The Gardens of Decordova, and The Gardens of Weatherford are other than temporarily impaired. Paragraph 23 of FSP 115-2 indicates that the discount rate used in your discounted cash flows analysis should be the effective interest rate implicit in the security at the date of acquisition. Please tell how your current OTTI methodology is consistent with this guidance or revise your OTTI methodology accordingly. Please provide us with the results of your OTTI analysis and your conclusion. Please revise your disclosure in future filings accordingly.

2.   We note your response to comments 1 and 2 included in your March 12, 2010 response letter. It appears that SFAS 114 provides the appropriate guidance to measure impairment on your loans secured by certain real estate properties (Woodland Park, The Gardens of Decordova, and The Gardens of Weatherford). Paragraph 13 of SFAS 114 indicates that impairment should be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, you may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Please tell us how your measurement of loan impairment is consistent with this guidance or revise your measurement methodology accordingly. Please provide us with the results of your impairment analysis and your conclusion. Please revise your disclosure in future filings accordingly.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

                                                Sincerely,

                                                Kevin W. Vaughn
                                                Accounting Branch Chief